BRF S.A. PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in addition to the Announcement to the Market dated 03.27.2022, informs its shareholders and the market in general that received correspondence, pursuant to Schedule I to this Announcement, sent by shareholder Marfrig Global Foods S.A., with the request that the names of the individuals listed below be submitted for the approval at the Ordinary Shareholders' Meeting to be held on 03.28.2022, in connection with the appointment of the Company's Fiscal Council members: (i) Marco Antônio Peixoto Simões Velozo (sitting member); and

(ii)	Luiz Fernando Prudêncio Velasco (substitute member).

São Paulo, March 28, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

SCHEDULE I – Letter sent by shareholder Marfrig Global Foods S.A.

São Paulo, 27 de março de 2022.

BRF S/A

At.: Diretor de Relações com Investidores

via e-mail

Ref.: AGO BRF

Prezados Senhores,

Fazemos referência à Assembleia Geral Ordinária e Extraordinária da BRF S/A (“BRF”) a ser realizada em 28 de março de 2022 (“AGO BRF”) e à eleição do Conselho Fiscal da BRF a ser deliberada na AGO BRF.

Dessa forma, Marfrig Global Foods S/A, na qualidade de acionista da BRF, vem, por meio da presente correspondência, solicitar que os nomes das seguintes pessoas sejam submetidos à deliberação da AGO BRF no âmbito da eleição dos membros do Conselho Fiscal da BRF:

(i)	Marco Antônio Peixoto Simões Velozo – Membro titular do Conselho Fiscal da BRF; e

(ii)	Luiz Fernando Prudêncio Velasco – Membro suplente do Conselho Fiscal da BRF.

O Anexo I à presente correspondência contém o currículo profissional completo dos candidatos acima indicados.

Solicitamos que a presente indicação seja informada aos acionistas da BRF e ao mercado em geral Atenciosamente,

Marfrig Global Foods S/A

Rua Miguel Pereira 54, Humaitá

Rio de Janeiro/RJ 21 99513-8255 - 54 anos (04.11.1967)

velozo@verticeconsultoria.com,br velozomarco@gmail.com

DESCRIÇÃO	Profissional de contabilidade e finanças, auditor independente e perito e assistente técnico nas áreas contábil e econômica
HABILIDADES & COMPETÊNCIAS

Auditor independente de empresas desde 1989 Formado economista em 1993

MBA em Finanças Corporativas em 2000 Formado contador em 2003

Extensa experiência como assistente técnico de disputas judiciais e em arbitragens (como assistente técnico ou como perito do Tribunal Arbitral, no CBMA e na Câmara FGV de Conciliação e Arbitragem)

Fluência total (oral e escrita) da língua inglesa Membro titular do Conselho Fiscal da PetroRio S.A.

EXPERIÊNCIA

VÉRTICE AUDITORIA

De 1996 até o presente momento

Sócio fundador, responsável pela área técnica e da metodologia de auditoria, em linha com as orientações do Comitê de Pronunciamentos Contábeis (CPC), do Conselho Federal de Contabilidade (CFC) e do Ibracon (Instituto dos Auditores Independentes do Brasil)

ARTHUR ANDERSEN

De 1989 a 1996. Ingressou como trainee com promoção a gerente de auditoria em 1995. Ministrou vários treinamentos internos tanto no Brasil quanto na sede da empresa, em Chicago, Estados Unidos

Deixou a Arthur Andersen para fundar a Vértice Auditoria em 1996

EDUCAÇÃO E REGISTROS

FACULDADES INTEGRADAS CÂNDIDO MENDES

Graduação em Ciências Econômicas – Corecon-RJ 19.716 Graduação em Ciências Contábeis – CRC-RJ 093.788/O-6 CNAI (Cadastro Nacional de Auditores Independentes) – 2516

IBMEC

MBA em Finanças Corporativas

COMUNICAÇÃO

Experiência intensa com treinamentos internos (Arthur Andersen e Vértice) e externos (Fundação Getúlio Vargas e cursos in company)

Experiência na sustentação de laudos periciais em oitivas de arbitragens

LIDERANÇA	Habilidade e experiência com trabalhos em equipe, tanto nos trabalhos de auditoria como nos projetos de perícia (em conjunto com advogados e outros peritos)

LUIS FERNANDO PRUDENCIO VELASCO

(19) 971459610 (celular)/ (19) 32519793 (residencial)

luisfernando.velasco@yahoo.com.br

CONSELHEIRO de ADMINISTRAÇÃO & FISCAL e MEMBRO DE COMITÊ de AUDITORIA

Carreira desenvolvida em empresas como Dancor, Eucatex, EBEC, Kaefer, ERM, Esab, Philips e Arthur Andersen

RESUMO DE QUALIFICAÇÕES

✓	Gestão das áreas de Planejamento Estratégico, Finanças, Controladoria, Tesouraria, Planejamento Financeiro e Operacional, Jurídico, Recursos Humanos e Tecnologia da Informação.
✓	Conhecimento aprofundado de vários segmentos da indústria, incluindo Equipamentos Médicos, Soldagem, Máquinas e Equipamentos Industriais, Consumo, Consultoria Interna e Externa, Serviços Industriais, Eletrônicos, Iluminação e Construção Civil com foco no mercado e boas relações comerciais.
✓	Significativa experiência internacional e multicultural adquirida através de muitos projetos financeiros, contábeis e de auditoria realizados na América Latina, Europa e EUA.
✓	Experiência em relacionamento com Conselhos de Administração de companhias privadas.
✓	Atuo como membro do Conselho de Administração/Consultivo em companhias privadas abertas e fechadas.
✓	Experiência considerável com negociações complexas com todos os stakeholders, em particular relações bancárias globais, incluindo Gestão de Caixa, Finanças Corporativas, Gerenciamento de Risco de Crédito, Contas a Receber e Contas a Pagar.
✓	Experiência com centros regionais de serviços compartilhados.
✓	Condução de processos de recuperação, aquisição, fusão, joint venture e alienação de BU (Business Unit).
✓	Maximização do fluxo de caixa, melhorando a gestão do Capital Operacional Líquido.
✓	Execução de estudos de viabilidade e avaliação de empresas para fins de aquisição e alienação.
✓	Participação no processo de planejamento de negócios, particularmente na determinação de orçamentos/metas, monitoramento do desempenho dos negócios na América Latina, identificando ações corretivas e fazendo recomendações de melhoria.
✓	Introdução do EVA como indicador de desempenho chave e parâmetro de bônus para a empresa, identificando aqueles segmentos do negócio que criam valor e aqueles que destroem valor.
✓	Liderança do processo de Planejamento Estratégico, desenvolvendo e implementando métricas para identificar avanços em direção ao cumprimento de metas estratégicas, usando o conceito de balanced scorecard. Análise estratégica baseada na análise da cadeia de valor.
✓	Experiência em Avaliação de Risco e auto-avaliação de Controles de Negócios.
✓	Experiência em Comitês de Auditoria.
✓	Gestão de Controladoria Corporativa (US-GAAP / IFRS), Contabilidade Fiscal e Contabilidade de Custos.
✓	Liderança na implementação dos requisitos da Lei Sarbanes-Oxley (SOX) na América Latina.
✓	Implementação de novos sistemas ERP (Baan IV, SAP R / 3 e Totvs)

HISTÓRICO ACADÊMICO

-	Certificação de Conselheiro de Administração –IBGC (2022)
-	Comitê de Auditoria, Fiscalização e Controles-IBGC (2021)
-	Certificação de Conselheiro Fiscal –IBGC (2021)
-	Conselho Fiscal na Prática –IBGC (2020)
-	Programa para Desenvolvimento de Conselheiros-FDC (2018)
-	Governança Corporativa- Programa de Treinamento para membros do Conselho de Administração-IBGC (2013)
-	Merger Week Creating Value Through Strategic Acquisitions and Alliances – Kellogg School of Management, Northwestern University, USA (2010)
-	ISTE Internacional Seminar for Top Executives – IMD (2010 e 2009)
-	Advanced Executive Program - Kellogg School of Management, Northwestern University, USA (2008)
-	Curso de Especialização em Administração - CEAG/FGV (1987)
-	Graduação em Engenharia Civil – UNICAMP (1984)

-	Inglês e Espanhol Fluentes

EXPERIÊNCIA PROFISSIONAL:

FDC

Professor Associado 2022-atual

Professor Associado de Estratégia (Planejamento estratégico & execução), Finanças e Governança Corporativa na Fundação Dom Cabral (FDC). FDC é a 9o melhor escola de negócios no mundo e No 1 na América Latina de acordo com o Ranking de Educação Executiva do Financial Times.

DANCOR S.A

Membro do Conselho de Administração 2021-atual

Dancor é uma companhia familiar (3ª geração) que provê soluções inteligentes em bombeamento e tratamento de fluídos. Possuí três plantas industriais, estrategicamente distribuídas, para um melhor atendimento a cada região: Rio de Janeiro (RJ), no estado do Ceará e outra em Santa Catarina. Como membro do conselho administrativo estou focado em garantir a perenidade da empresa e meu suporte à direção foca principalmente nas áreas de governança corporativa, estratégia, finanças, M&A e desenvolvimento de lideranças.

EUCATEX SA INDÚSTRIA E COMÉRCIO

Membro do Conselho de Administração 2020-atual

Eucatex é um dos maiores produtores de pisos, divisórias, portas, painéis MDP e MDF, chapas de fibras de madeira e tintas e vernizes do Brasil. Com mais de dois mil funcionários, exporta para 40 países e possui seis modernas fábricas, localizadas em Botucatu e Salto, cidades do interior do Estado de São Paulo, e Cabo de Santo Agostinho, no estado de Pernambuco. Eucatex é uma empresa listada na Bolsa de Valores (Nivel 1).

Como membro do conselho do administrativo estou focado em garantir a perenidade da empresa e meu foco está principalmente nas áreas de governança corporativa, estratégia, finanças, auditoria e compliance.

EBEC SA

Membro do Conselho Consultivo 2020-atual

EBEC é uma companhia familiar (2ª geração) que atua nos segmentos de serviços: aluguel de veículos, engenharia e construção civil e energias renováveis. Como membro do conselho do consultivo estou focado em garantir a perenidade da empresa e meu suporte à direção foca principalmente nas áreas de governança corporativa, estratégia, finanças, M&A e desenvolvimento de lideranças.

PRUDENCIO&VELASCO ASSESSORIA ADMINISTRATIVA LTDA. 2018 a Atual

Uma empresa de consultoria financeira que presta serviços principalmente em governança corporativa, M&A, plano estratégico e de negócios, contabilidade, tributário, assuntos financeiros, reestruturação e recuperação

KAEFER 2017 a 2018

CFO América Latina & Membro do Conselho de Administração

O cargo reporta diretamente ao CEO da Kaefer América Latina e funcionalmente ao CFO Global. No momento, há aproximadamente 250 pessoas reportando ao CFO.

•	O desempenho da Kaefer foi melhorado em termos de Receita (+ 5% acima do orçamento), Lucro Operacional CM4 (9,3%) e taxa de conversão de caixa superior a 100%
•	Melhorei a qualidade e confiabilidade dos orçamentos e previsões, incluindo a precisão da previsão do fluxo de caixa.
•	Melhorei os controles de negócio e o alinhamento dos processos de negócios no Brasil e no Peru.
•	Garanti a qualidade do Group Reporting e a acuracidade das contas de balanço patrimonial no Peru.

•	Melhorei as atividades relacionadas a projetos, reduzindo as variações negativas e o WIP antigo.
•	Analisei alternativas para reduzir a taxa de imposto de renda efetiva.
•	Migração do Totvs da versão 11 para a versão 12.
•	Implementação do Business Inteligence (Qlik Sense).
•	Foco no desenvolvimento das Competências de Liderança da Equipe Gerencial.

ERM 2013 a 2017

A ERM é uma das principais consultorias globais de serviços ambientais, de saúde, segurança, riscos e consultoria social.

CFO LAC (América Latina e Caribe) & Membro de Conselho de Administração

O cargo reporta diretamente ao CEO da ERM LAC e funcionalmente ao CFO Global. No momento, há aproximadamente 50 pessoas reportando ao CFO.

•	O desempenho da ERM foi melhorado em termos de Receita (+ 10% superior ao ano anterior), RON (16%) e fluxo de caixa (taxa de conversão de caixa superior a 120%).
•	Desenvolvi o Plano Estratégico, incluindo a definição de objetivos estratégicos e iniciativas. Analisei investimentos para crescimento orgânico e aquisições de concorrentes a Nível Regional.
•	Melhorei a Gestão da Excelência Operacional através de um sistema de monitoramento de negócios, incluindo o rastreamento semanal de indicadores-chave.
•	Melhorei a qualidade e confiabilidade dos orçamentos e previsões.
•	Garanti a qualidade do Group Reporting e a acuracidade das contas de balanço patrimonial.
•	Melhorei os controles de negócios e o alinhamento dos processos de negócios entre as organizações da região.
•	Melhorei as atividades relacionadas a projetos, reduzindo as variações negativas e o WIP antigo.
•	Garanti a precisão do Sistema de Gerenciamento de Desempenho.
•	Reestruturei algumas entidades legais para simplificar a estrutura e obter redução de custos.
•	Analisei alternativas para reduzir a taxa de imposto de renda efetiva, incluindo um processo de avaliação de risco.
•	Realizei auditorias internas em toda a Região
•	Retenção e Atração de Talentos e foco no desenvolvimento das habilidades de Liderança da Equipe Financeira.

PRUDENCIO&VELASCO ASSESSORIA ADMINISTRATIVA LTDA. 2012 a 2013

Uma empresa de consultoria financeira que presta serviços principalmente em governança corporativa, M&A, plano estratégico e de negócios, contabilidade, tributário, assuntos financeiros, reestruturação e recuperação. Reportei ao Conselho e implementei projetos; sendo que os principais objetivos eram maximizar a rentabilidade (EBIT) e aumentar a geração do fluxo de caixa da empresa através de:

•	Implementação de Controladoria focada em negócios.
•	Implementação de um modelo de gestão para a organização como um todo, com foco nos seguintes pontos: controle adequado e em tempo hábil dos custos; cumprimento dos prazos de entrega dos projetos; melhoria da qualidade dos planos financeiros e operacionais (previsões); melhoria e padronização de processos na organização; foco específico na maximização da conversão em caixa das operações.
•	Coordenação do processo de auditoria com base no Brasil-GAAP.
•	Coordenação do processo de auditoria em US-GAAP.

ESAB 2006 a 2011

Multinacional britânica e um dos maiores produtores mundiais de consumíveis e equipamentos para soldagem, com operações em um grande número de países.

CFO América do Sul

O cargo reporta diretamente ao CEO da ESAB América do Sul e funcionalmente ao CFO Global. No momento, há aproximadamente 75 pessoas reportando ao CFO.

•	Nos últimos três anos, o desempenho da ESAB América do Sul foi excelente em termos de Vendas (+ 18% CAGR), EBIT (+ 22% CAGR), fluxo de caixa (taxa de conversão de caixa de 85%)
•	Melhorei o sistema de monitoramento de negócios, incluindo o rastreamento diário de indicadores-chave.

•	Reestruturei as entidades jurídicas para simplificar a estrutura e obter uma redução de custos através de um Planejamento Tributário Internacional.
•	Melhorei a qualidade e confiabilidade dos orçamentos e previsões.
•	Desenvolvi o Plano Estratégico, incluindo a definição de objetivos estratégicos e iniciativas. Analisei investimentos para crescimento orgânico e aquisições de concorrentes a Nível Regional.
•	Responsável pela aquisição e integração da Air Liquide (Argentina) e da Condor (Brasil)
•	Melhorei os controles de negócio e o alinhamento dos processos de negócio entre as organizações da região.
•	Aumentei alternativas de financiamento ao cliente.
•	Implementei uma plataforma ERP única para a Região.
•	Preparei o Plano Estratégico de TI para os próximos três anos.
•	Introduzi um Sistema de Gerenciamento de Desempenho.
•	Implementei uma política de atração e retenção para pessoas-chave, incluindo um plano de desenvolvimento individual

PHILIPS 1993 a 2006

A Royal Philips Electronics é uma multinacional holandesa que concentra suas operações em Eletrônicos, Semicondutores, Componentes, Iluminação, Eletrodomésticos e Cuidados Pessoais, Sistemas Médicos e Soluções de TI, com vendas anuais de mais de US$ 30 bilhões.

CFO - Healthcare - América Latina (Abr / 1999-Mar / 2006)

Reportei hierarquicamente ao CEO da Philips Healthcare para a América Latina e, funcionalmente, ao CFO Global da Philips Healthcare. A região é composta por 8 países e havia mais de 50 pessoas reportando hierarquicamente ou funcionalmente ao cargo.

•	Integrei novas aquisições (ATL, ADAC, Agilent e Marconi) e realizei o programa de integração pós-fusão que resultou em economia de € 5 milhões.
•	O desempenho da Philips Healthcare América Latina foi excelente em termos de lucro líquido, fluxo de caixa e EVA de 2000 a 2005, criando as bases para o crescimento sustentável (dois dígitos), RONA superior a 25% e um fluxo de caixa positivo.
•	Reestruturei a carteira de devedores na Colômbia e no Equador, tendo também reestruturado a carteira de devedores da antiga Marconi, principalmente no Brasil, Argentina e Colômbia.
•	Reverti os resultados de 1999 da PMS Brasil de uma perda líquida de US$ 4,8 milhões para um lucro líquido de US$ 3,1 milhões implementando um programa de redução de custos. Melhorei o desempenho do fluxo de caixa aperfeiçoando a gestão do capital operacional líquido na região da América Latina, que incluiu um aumento na cobrança de recebíveis.
•	Melhorei a qualidade e confiabilidade dos orçamentos e previsões nos países da região da América Latina.
•	Reduzi o ciclo de aquisição de pedidos no PMS Brasil.
•	Reestruturei, simplifiquei e clarifiquei o contrato do Programa de Fornecedores com DVI. O processo foi comprimido para acelerar a aprovação e o financiamento. Implementei um Programa de Financiamento através de Seguro de Crédito na Região.
•	Identifiquei e implementei novas alternativas de financiamento ao cliente. Implementei programas de financiamento de importação através da cobertura de seguro de agências de Crédito de Exportação (Exim Bank, NCM, Hermes e Finnvera).
•	Otimizei a eficiência e produtividade do departamento de contas a pagar.
•	Introduzi o EVA como um indicador de desempenho chave e um parâmetro de bônus para a empresa. Identifiquei aqueles segmentos do negócio que criam valor e aqueles que destroem valor.
•	Melhorei a eficiência, eficácia e qualidade dos processos de transação de F&A (processos de reengenharia, centros de serviços compartilhados e centros de competência).
•	Responsável pela implantação de um Sistema de Planejamento de Negócios de Classe Mundial.
•	Melhorei os controles de negócios (integração com ferramentas de melhoria de processos) em cooperação com a Auditoria Interna Corporativa.
•	Implementei o SAP R/3 no México, Miami, Argentina e Chile.
•	Implementei um Sistema de Relatórios de Viagem e Despesas.
•	Introduzi controles para cumprir com a nova legislação de preços de transferência no Brasil

Gerente Sênior de Auditoria Interna Jan/96-Mar/99) e Gerente de Auditoria Interna (Mar/93-Dez/95)

•	Reportei ao Diretor de Auditoria da Região da América Latina e realizei auditorias em todos os países da América do Sul e Central.

•	Auditei as demonstrações financeiras da Philips Brasil de acordo com US-GAAP.
•	Auditei as demonstrações financeiras de entidades jurídicas, incluindo fundo de pensão de acordo com os princípios contábeis brasileiros, com foco no desempenho da carteira de investimentos e concessão de benefícios em relação ao fundo de pensão.
•	Liderei auditorias operacionais em fábricas localizadas na América do Sul, a fim de avaliar a qualidade dos controles de negócios adotados nas seguintes áreas: compras, logística, produção, recursos humanos, TI, finanças e contabilidade.
•	Responsável pela Revisão Fiscal do Imposto de Renda, Contribuição Social e respectiva Declaração de Imposto de Renda de entidades jurídicas, ICMS e IPI com o objetivo de identificar riscos e oportunidades.
•	Desenvolvi planejamentos fiscais para reduzir ou adiar os pagamentos de impostos, incluindo um que permitiu adiar a compensação de perdas de US$ 23,1 milhões, gerando um impacto positivo no fluxo de caixa de US$ 7,8 milhões.
•	Recebi um reembolso de US$ 1,1 milhão referente à tarifa de importação coletada durante o período de Janeiro/90-Dez/91, que foi considerada inconstitucional através de procedimentos legais.
•	Acompanhei os processos fiscais para avaliar o risco e determinar a provisão necessária.
•	Revisei o processo de venda do DDF (um provedor de serviços de logística da Philips) para a Danzas (Grupo Suíço).
•	Avaliei empresas de acordo com o método DCF e multiplicadores (DDF e Origem).

Arthur Andersen 1985 a 1993

Arthur Andersen foi um dos principais provedores mundiais de serviços profissionais para auditoria e consultoria empresarial, serviços tributários e de finanças corporativas.

Gerente de Auditoria e Finanças Corporativas Maio / 91-Fev / 93)

•	Gerenciei auditorias, finanças corporativas e projetos de consultoria, incluindo as seguintes fases: planejamento e avaliação de riscos, testes de auditoria, avaliação e comunicação de resultados.
•	Mantive relações com a alta administração dos clientes, atuando como consultor técnico e de negócios e identificando oportunidades onde outros serviços poderiam ser executados.
•	Auditei Demonstrações Contábeis de acordo com os Princípios Contábeis Brasileiros (Societário e Moeda de Valor Constante), US GAAP e IFRS.
•	Auditorias Operacionais - Conformidade verificada com políticas e procedimentos estabelecidos pela alta administração. Revisei processos chave de forma a identificar oportunidades para melhorar sua eficácia e eficiência (Vendas, compras, tesouraria e folha de pagamento).
•	Avaliei a estrutura de Controle Interno.
•	Forneci consultoria financeira a pequenas empresas envolvendo gerenciamento de caixa, redução e monitoramento de custos, elaboração de orçamento, obtenção de fontes de financiamento, desenvolvimento de plano de negócios e análise das necessidades de informação de gestão.
•	Desenvolvi e implementei sistemas de gerenciamento de custos.
•	Forneci suporte de consultoria em aquisições através de revisões de due diligence.
•	Desenvolvi sistemas para orçamento e previsões financeiras.
•	Revisei aspectos contábeis e fiscais sobre incorporações, fusões e cisões.

Supervisor de Auditoria Coordenador de Auditoria Assistente de Auditoria Experiente Assistente de Auditoria Junior

CURSOS

Liderança Transformadora - FDC (2003) Finanças Corporativas - FDC (2005)

Estratégia Competitiva e BRICs - FIA / USP (2007) Finanças - FIA / USP (2007)

Habilidades de Comunicação - Reinaldo Polito (2010)